Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

October 4, 2011

Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Man Shing Agricultural Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 000-53146

Dear Ms. Jenkins:

On behalf of our client, Man Shing Agricultural Holdings, Inc., a Nevada company (including its subsidiaries unless the context indicates otherwise, the “Company”), we hereby provide responses to comments issued in a letter dated September 20, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K filed September 28, 2010 and the Company’s Quarterly Report on Form 10-Q filed May 10, 2011.

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

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Tia Jenkins Securities and Exchange Commission October 4, 2011 Page 2

Form 10-K for Fiscal Year Ended June 30, 2010

1.
We have reviewed your response to our prior comment 1, noting it appears to be a summary of the same response you provided on July 29, 2011 to our prior comments 1 through 7 and does not appear to address our comment. It appears that the Financial Controller and Chief Financial Officer are responsible for the preparation of the financial statements in accordance with U.S. GAAP and SEC rules and regulations. For your Financial Controller and Chief Financial Officer, please provide us with (i) where their university education was obtained and (ii) the number of hours of continuing education in U.S. GAAP accounting they have received individually in the last two years.

COMPANY RESPONSE: The chief financial officer of the Company (the “CFO”) obtained a Master of Corporate Governance degree at the Hong Kong Polytechnic University in Hong Kong and a Bachelor of Commerce degree at The Australian National University in Australia. The financial controller of the Company (the “Financial Controller”) received a Bachelor of Accounting degree from the Shandong University of Finance.

The CFO received 51 hours of continuing education in U.S. GAAP accounting in accordance with the standards of the National Registry of CPE Sponsors and additionally has spent over 40 hours engaged in reviewing materials published by the SEC and various accounting firms regarding U.S. GAAP accounting in the last two years. The Financial Controller has spent over 40 hours engaged in reviewing materials published by the SEC and various accounting firms regarding U.S. GAAP accounting in the last two years.

2.
In addition, it appears that your Chief Financial Officer has experience with a Hong Kong accounting firm auditing the financial statements for Chinese companies listed in the United States. Please provide us with (i) the number of years employed with the accounting firm (ii) the role in the audit of such financial statements and (iii) the number and names of clients audited.

COMPANY RESPONSE: The CFO was employed with the accounting firm from June 2007 until February 2009 (1 year and 8 months). His responsibilities included the preparation and review of audit working papers and the review of financial statements. The CFO participated in the audits of the following three companies:

1.	China Sun Group High-Tech Co. (OTC BB: CSGH.OB);

2.	China Solar & Clean Energy Solutions, Inc. (OTC BB: CSOL.OB); and

3.
Shenzhen Fuwaysun Technology Company Ltd (a subsidiary of AgriSolar Solutions, Inc. (OTB BB: AGSO.OB) (the audit occurred before AgriSolar Solutions, Inc.’s acquisition of Shenzhen Fuwaysun Technology Company Ltd).

Tia Jenkins Securities and Exchange Commission October 4, 2011 Page 3

3.
We reviewed your response to our prior comment 1, noting you have hired a certified public accounting firm in the United States as a consultant to provide advice about financial reporting and disclosure in accordance with U.S. GAAP and advice regarding internal controls over financial reporting. Based on your response dated July 29, 2011 to our prior comment 5, this consultant was not engaged until March 2011. In addition, we note your statement that “in reviewing the Company’s financial statements and procedures for the year ended June 30, 2010, the consultant did not identify any deficiencies in the Company’s internal control over financial reporting.” Please clarify this statement considering the engagement of this consultant did not occur until March 2011. Please note that if this reference is to a different consultant please tell us:

a.	The name and address of the accounting firm or organization;

b.	The level of work performed by this firm;

c.	When this firm was engaged;

d.	Where the work was performed;

e.	The qualifications of their employees who perform the services for your company;

f.	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

g.	How many hours they spent last year performing these services for your organization; and

h.
The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

COMPANY RESPONSE: The only consultant the Company retained was the one engaged in March 2011 and more fully described in response to comment 4, below.  The language that the Staff references was only intended to convey that the consultant reviewed the Company’s financial statements and internal control procedures at the time it was hired in March 2011 and that it did not inform the Company of any deficiencies in its internal control over financial reporting.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

4.
We note from your response to our prior comment 1, and from your response dated July 29, 2011 to our prior comment 5 that you have engaged a certified public accounting firm in March 2011 as a consultant to provide advice about financial reporting and disclosure in accordance with U.S. GAAP and advice regarding internal controls over financial reporting. Please tell us:

Tia Jenkins Securities and Exchange Commission October 4, 2011 Page 4

a.	The name and address of the accounting firm or organization;

b.	The level of work performed by this firm;

c.	When this firm was engaged;

d.	Where the work was performed;

e.	The qualifications of their employees who perform the services for your company;

f.	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

g.	How many hours they spent last year performing these services for your organization; and

h.
The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

COMPANY RESPONSE:

a.	The name of the consultant is Lake & Associates CPA’s, and its address is 1905 Wright Boulevard, Schaumburg, IL 60193.

b.
The consultant provides advice regarding financial reporting and disclosure in accordance with U.S. GAAP and on internal control over financial reporting on issues that the Company raises with it. The consultant also reviewed the Company’s current and previous financial statements to determine if it conformed with U.S. GAAP and reviewed the Company’s internal control over financial reporting.

c.	The consultant was engaged in March 2011.

d.	The work was performed both at the Company’s offices in Shandong and at the consultant’s offices in Illinois.

e.	The consultant’s employees are certified public accountants.

f.
The consultant’s employees have extensive experience in the preparation and review of financial statements and the implementation and review of internal controls over financial reporting in accordance with U.S. GAAP.

g.	The consultant has spent 30 hours since March 2011 providing services to the Company.

h.
The total amount of fees paid by the Company to the consulting firm in connection with advisory services related to the preparation of the Company’s financial statements and in connection with the evaluation of its internal control over financial reporting for the year ended June 30, 2011 is $5,000.

Tia Jenkins Securities and Exchange Commission October 4, 2011 Page 5

Item 4 – Controls and Procedures

Changes in Internal Controls over Financial Reporting, page 23

5.
It appears that your disclosure that there has been no change in your internal control over financial reporting during the last fiscal quarter is inconsistent with your response to our prior comment 1 and your response dated July 29, 2011 to our prior comment 5 which states that in March 2011 you engaged a certified public accounting firm in the United States as a consultant to provide advice about financial reporting and disclosure in accordance with U.S. GAAP and advice regarding internal controls over financial reporting. Please clarify or revise.

COMPANY RESPONSE: The Company disclosed this change in its internal control over financial reporting in its annual report on Form 10-K filed on September 28, 2011.

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Tia Jenkins Securities and Exchange Commission October 4, 2011 Page 6

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP